Exhibit 16.1

September 11, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Knight-Swift Transportation Holdings Inc. (formerly Swift Transportation Company) and, under the date of February 17, 2017, we reported on the consolidated financial statements of Swift Transportation Company as of and for the years ended December 31, 2016 and 2015 (and the effectiveness of internal control over financial reporting as of December 31, 2016). On September 8, 2017, we were dismissed. We have read Knight-Swift Transportation Holdings Inc. statements included under Item 4.01 of its Form 8-K dated September 11, 2017, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP